

Audit Report of TEMPLE I, LLC
Financial Statement

Financial Period Ended December 31, 2021

Prepared Under Generally Accepted Accounting Principle (GAAP)

CONTENTS

	Page No.
Independent Auditor's Report	3 to 4
Statement of Financial Position	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Changes In Equity	8
Notes to the Financial Statement	9

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

TO THE TEMPLE I, LLC

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement) of Temple I, LLC which comprise the statement of assets and liabilities as of Dec 31, 2021, and the related statements of support and revenue expenses and reconciliation of retained earnings for the period then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of Temple I, LLC in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and equity as of Dec 31, 2021, and its support and revenue, expenses and reconciliation of retained earnings for the period ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated **Oct 16, 2022** on our consideration of Temple I, LLC internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering Temple I, LLC with internal control over financial reporting and compliance.



Pooja Tejwani, CPA
Certified Public Accountant
Licensed# PAC-CPA-LIC-033536

TEMPLE I, LLC
BALANCE SHEET
AS ON DECEMBER 31, 2021

EQUITY AND LIABILITIES	Note	Financial Year 2021 $
SHAREHOLDER EQUITY	1	363,576
RETAINED EARNING		-
NET INCOME/ (LOSS)		(17,757)
		345,819
CURRENT LIABILITIES		
CURRENT LIABILITIES	2	1,400,000
MORTGAGE PAYABLE		-
		1,400,000
		1,745,819
ASSETS		
NON-CURRENT ASSETS	4	
FIXED ASSETS		1,692,260
LESS: ACCUMULATED DEPRECIATION		-
		1,692,260
CURRENT ASSETS		
CASH IN HAND & BANK	3	53,559
		53,559
		1,745,819

TEMPLE I, LLC
PROFIT & LOSS ACCOUNT
FOR THE PERIOD ENDED DECEMBER 31, 2021

	Note	Financial Year 2021 $
SALES		
Revenue	5	31,689
Discount		-
Net Sales/ Services		**31,689**
COST OF SALES/ SUPPLIES		
Cost of sales	6	-
Gross Profit / (Loss)		**31,689**
ADMINISTRATIVE & SELLING EXPENSES	7	
Advertisement Expenses		1,000
Admin Exp		(225)
Bank Charges		3
Office Supplies		660
Postage and Delivery		180
Telephone and Internet		1,055
Utilities		893
Financial Expenses		45,880
Total Administrative and Selling Expenses		**49,446**
Operating Profit / (Loss)		**(17,757)**
Net Profit / (Loss)		**(17,757)**

TEMPLE I, LLC
CASH FLOW STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2021

	Financial Year 2021
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Profit before taxation	(17,757)
Adjustments of items not involving movements of cash:	
Depreciation	-
Bank charges	-
	-
Operating profit before working capital changes	(17,757)
Changes in Working Capital	
(Increase)/decrease in operating assets:	
Stock-in-trade	-
Trade and other Liabilities	223,675
	223,675
Cash generated from / (used in) operations	205,918
Net Cash Flow from / (used in) Operating Activities	205,918
CASH FLOW FROM INVESTING ACTIVITIES	
Changes in Investing to Fixed Assets	(167,320)
Net Cash Flow (used in) Investing Activities	(167,320)
CASH FLOW FROM FINANCING ACTIVITIES	
Long Term Loan	-
Net Cash Flow from Financing Activities	-
Net Increase/(Decrease) in Cash and Cash Equivalents	38,598
Cash and Cash Equivalents at the Beginning of the Year	14,961
Cash and Cash Equivalents at the End of the Year	53,559

The annexed notes form an integral part of these financial statements.

TEMPLE I, LLC
CHANGES IN EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	TOTAL EQUITY
		---------- $ ----------		
Beginning Balance	363,576	-	-	363,576
Issuance of Common Stock	-	-	-	-
Net profit/ Loss for the year	-	-	(17,757)	(17,757)
Balance as on December 31, 2021	363,576	-	(17,757)	345,819

TEMPLE I, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2021

		Financial Year 2021 $
1	**OWNER EQUITY**	
	Shareholders Equity	363,576
	Retained Earning	-
		363,576
2	**TRADE AND OTHER CURRENT LIABILITIES**	
	Current Liabilities	1,400,000
	Mortgage Payable	-
		1,400,000
3	**CASH AND BANK BALANCES**	
	Cash in Hand and Bank	53,559
		53,559
4	**NON-CURRENT ASSETS**	
	Fixed Assets	1,692,260
	Less: Accumulated Depreciation	-
		1,692,260
5	**Sales/ Revenue Net**	
	Rental Income	31,689
	Discount	-
		31,689
6	**Cost of Sales/ Supplies**	
	Cost of Sales	-
7	**Administrative and Selling Expenses**	
	Advertisement Expenses	1,000
	Admin Exp	(225)
	Bank Charges	3
	Office Supplies	660
	Postage and Delivery	180
	Telephone and Internet	1,055
	Utilities	893
	Financial Expenses	45,880
		49,446

TEMPLE I, LLC (The Company)

Notes to the Financial Statements
For the Period Ended Dec 31, 2021

> **ORGANIZATION**

TEMPLE I, LLC was organized on Jun 26, 2020, under the laws of the commonwealth of Pennsylvania, and is headquartered in Philadelphia, PA. The company was formed for the purpose of building, developing, acquiring, and managing a luxury student housing apartment complex located in Philadelphia PA, at 2200-2202 N 11th street (The "Property").

NOTES 1 — Shareholder's Equity

Shareholder's equity includes amount raised from external investors and carried forward from 2020.

NOTES 2 — Current Liabilities

Current liabilities includes trade payable and loans due within the next 12 months.

NOTES 3 — Cash and Cash Equivalent

Cash consist of cash in hand within the company or available in bank account of the company.

NOTES 4 — Non-Current Fixed Assets

Fixed Assets includes land and building on cost basis or any improvement or renovation cost till the period ended December 31, 2021.

NOTES 5 — Sales/Revenue

Revenue shows amount received during the activity of the financial year 2021 and operations impact by covid with operations starting from August 2021.

NOTES 6-7 — Cost of Sales/ Administration and Selling Expenses

No direct cost of sale during the financial year and administrative and selling costs associated with day to day of running the property and financing the debt.